SEC Comments and Related Responses

October 26, 2010

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street NE
Washington, DC 20549-4644

Re:	T. Rowe Price Strategic Income Fund (Strategic Income Fund)
T. Rowe Price Balanced Fund (Balanced Fund)
T. Rowe Price Capital Appreciation Fund (Capital Appreciation Fund)
T. Rowe Price Equity Income Fund (Equity Income Fund)
T. Rowe Price Institutional Floating Rate Fund (Institutional Floating Rate Fund)

Dear Ms. Hatch:

This letter responds to the comments and questions discussed with Cathy Mathews and
James McGinness on September 8, 2010, related to the October 1, 2009 prospectus for the Strategic Income Fund, the May 1, 2010, prospectuses for the Equity Income, Capital
Appreciation, and Balanced Funds, and the May 31, 2010, annual report for the
Institutional Floating Rate Fund.

Expense Example Following the Fee Table
(Strategic Income Fund, October 1, 2009 Prospectus)

Staff Comment:
Costs for each of the 1-, 3-, 5- and 10-year periods appear to reflect the effect of the current contractual expense limitation, which is set to expire on September 30, 2011.
This is appropriate for the one-year period; however, the expense example should not assume the expense limitation currently in place will be renewed, unless or until it actually is renewed. Consequently, the costs for the 3-, 5- and 10-year periods appear to be too low.

Management Response:
At the time the fund’s prospectus was updated, the fund was operating under a contractual expense limitation of 0.80% through September 30, 2011. In accordance with
Form N-1A, the calculation of the expense example assumed that the expense limitation in place was not renewed. However, the periods after September 30, 2011 incorrectly did not consider acquired fund fees and expenses of 0.12% and thus assumed total annual operating expenses of 1.39% instead of 1.51%. The expense example in the fund’s
October 1, 2010 prospectus will appropriately consider the full amount of total annual operating expenses for periods after September 30, 2011.

Fee Tables
(Balanced Fund, Capital Appreciation Fund, and Equity Income Fund, May 1, 2010
Prospectus)

Staff Comment:
The fee table for each fund includes a line for fee waivers. Pursuant to Item 3,
Instruction 3(e) of Form N-1A, there should be a footnote to the fee table to disclose the period covered by the fee waiver arrangement, including the termination date, and a brief description of who can terminate the arrangement and under what circumstances.

Management Response:
Last year in advance of our October 1, 2009, prospectus cycle, we made a number of filings pursuant to Rule 485(a) in order to comply with the revisions to Form N-1A that had become effective on March 31, 2009. One of the oral comments we received in connection with these filings pertained to T. Rowe Price funds that invested in other
T. Rowe Price institutional funds. Our filings had included a fee table footnote intended to address the arrangement we have in place to ensure that a T. Rowe Price fund investing in our T. Rowe Price institutional funds does not incur duplicate fees. This is a condition of the T. Rowe Price funds’ exemptive order whereby the investment adviser of the investing fund is required to permanently waive part of the management fee it receives from the investing fund in an amount sufficient to fully offset the fees paid by the underlying institutional funds in proportion to the amount invested by the investing fund.

In response to the Staff’s comment, we agreed to remove the footnote as it was presented in our Rule 485(a) filings for any fund in our October 1, 2009 prospectus cycle that invested in T. Rowe Price institutional funds and experienced a reduction of its management fee as a result of this arrangement. However, we were permitted to include a footnote to explain that the total annual fund operating expenses in the fee table do not correlate to the ratio of expenses to average net assets shown in the financial highlights since that figure does not include acquired fund fees and expenses. We employed this same approach with respect to the May 2010 prospectus cycle. Accordingly, we did not include a fee table footnote for the Balanced, Capital Appreciation, or Equity Income
Funds to describe the arrangement that resulted in a permanent waiver of a portion of each fund’s management fee related to investments in T. Rowe Price institutional funds.

However, we recently filed to add a new class to an existing fund that invested in other
T. Rowe Price institutional funds during its prior fiscal year. Because the new class will share the same portfolio as the existing fund, we intended to include “acquired fund fees and expenses” and “fee waiver/expense reimbursement” line items in the fee table for the new class. We received a comment from the Staff that we should disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. (See Item 3, Instruction 3(e) of Form N-1A.)
As a result of this comment, we agreed to add the following footnote for the new class as well as for any funds in the October 1, 2010, prospectus cycle that fall under this arrangement:

T. Rowe Price Associates, Inc. is required to permanently waive a portion of its management fee charged to the fund in an amount sufficient to fully offset any acquired fund fees and expenses related to investments in other T. Rowe Price mutual funds. The amount of the waiver will vary each fiscal year in proportion to the amount invested in other T. Rowe Price mutual funds. The T. Rowe Price funds would be required to seek regulatory approval in order to terminate this arrangement.

For future prospectus updates, we plan to include this same footnote in any fee table where the fund invested greater than 0.01% of average net assets in T. Rowe Price institutional funds during its prior fiscal year and permanently waived part of its management fee due to such investments. When the Balanced, Capital Appreciation, and
Equity Income Fund prospectus are updated effective May 1, 2011, this footnote will be included if appropriate.

Expense Example Following Fee Table
(Balanced Fund, Capital Appreciation Fund, & Equity Income Fund, May 1, 2010
Prospectus)

Staff Comment:
Each fund presents a fee waiver in its fee table; however, the fee waivers appear to be treated inconsistently by the funds. For the Capital Appreciation Fund, the costs include fee waivers for the first year only while the other two funds, the Balanced Fund and
Equity Income Fund, include the fee waivers for all ten years. If the waivers are contractually permanent (i.e. may not be terminated indefinitely), then they should be included for all ten years.

Management Response:
The fee waivers shown in the prospectus fee tables for these funds reflect permanent waivers resulting from investments in T. Rowe Price institutional funds, as described above. Therefore, for purposes of calculating the expense example, the amounts of the waivers should reduce the fund’s total annual operating expenses for all time periods.

The calculations for the Balanced and Equity Income Funds correctly included the fee waivers for all ten years. The calculations for the Capital Appreciation Fund should have assumed 0.75% for all periods instead of 0.75% for the first year and 0.76% for periods thereafter. We do not view this as a material error that could be misleading to shareholders. Consequently, we do not intend to sticker the fund’s current prospectus but will assure that the expense example is calculated properly when the fund’s prospectus is updated effective May 1, 2011.

Portfolio of Investments (Institutional Floating Rate Fund, May 31, 2010
Annual Report)

Staff Comment:
A footnote to the Portfolio of Investments indicates that a bank loan may have multiple underlying tranches. Does each tranche potentially have different risks and value associated with it? If so, does aggregating the tranches meet the requirements of
Regulation S-X, Rule 12-12 or should each tranche be separately presented in the
Portfolio of Investments?

Management Response:
The referenced footnote to the Portfolio of Investments (POI) is as follows:

Bank debt positions may involve multiple underlying tranches. In those instances, the position presented reflects the aggregate of those respective underlying tranches and the rate presented reflects their weighted average rate.

A bank loan may consist of multiple underlying loans (each, a “tranche”) subject to a single credit agreement. In certain cases, a broker-dealer may bundle two or more tranches and sell as a unit (referred to as a strip). The tranches comprising a strip typically have similar maturity dates, coupon rates, and risk profiles and, therefore, are similarly priced. Although pricing vendors provide a price for each tranche, the price for each tranche in a strip, which is the trading unit in the market, generally is the same and reflects a blended value of the underlying tranches (i.e., if it trades as a strip, then the price of each underlying tranche is a blended price applied to each tranche). In other cases, single tranches may be traded and priced independent of other tranches of the same bank loan (i.e., not part of a strip). The presentation of bank loans in the POI follows the trading unit and we continue to believe this is appropriate and in compliance with
Regulation S-X.

We will re-evaluate our footnote disclosures to determine whether any additional information is necessary to clearly communicate the nature of the bank loan holdings.

Pursuant to the Commission’s request, the Funds acknowledge the following:

• The Funds are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any additional questions or would like to discuss any response, please contact me ((410) 345-8472, gregory_hinkle@troweprice.com), or Cathy Mathews ((410) 345-5738, cathy_mathews@troweprice.com).

Respectfully,

/s/ Gregory K. Hinkle

Gregory K. Hinkle
Treasurer

cc:	Darrell Braman – Managing Counsel, T. Rowe Price Associates, Inc.
Brian Poole – Legal Counsel, T. Rowe Price Associates, Inc.
John Gilner – Chief Compliance Officer, T. Rowe Price Funds
Chet Godrick – Partner, PricewaterhouseCoopers LLP
Betsy Johnson – Partner, PricewaterhouseCoopers LLP
Cathy Mathews – Senior Manager, T. Rowe Price Investment Treasury